John Keells Group

RECEIVED
2008 NOV 17 A 8:27

Keells Consultants Limited

130 Glennie Street, Colombo 2, Sri Lanka
Tel +94 (11) 230 6000 Fax +94 (11) 244 7087, 243 9037
jkh@keells.com www.keells.com
Company Registration No. PBS 750

[redacted]

08005858

28th October 2008,

SPECIAL COUNCIL OFFICE OF
INTERNATIONALE CORPORATE FINANCE,
DIVISION OF CORPORATE FINANCE,
FIFTH STREET NW,
WASHINGTON DC 20549,
USA.

SUPPL

Dear Sirs,

JOHN KEELLS HOLDINGS PLC – OFFER TO REPURCHASE OF SHARES

Please find enclosed the circular dated 28/10/2008 regarding the above.

Kindly acknowledge receipt.

Yours faithfully,
For JOHN KEELLS HOLDINGS PLC
KEELLS CONSULTANTS LIMITED

SECRETARIES

PROCESSED
NOV 19 2008
THOMSON REUTERS

dlw 11/17

JOHN KEELLS HOLDINGS PLC

THIS DOCUMENT IS OF VALUE

CIRCULAR TO SHAREHOLDERS

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE YOU SHOULD CONSULT YOUR STOCKBROKER OR OTHER PROFESSIONAL ADVISOR IMMEDIATELY

Dear Sir/Madam,

OFFER TO REPURCHASE UP TO A MAXIMUM OF 25,500,000 ORDINARY SHARES AT RS 90/- PER SHARE ON A PRO RATA BASIS OF 1 FOR EVERY 25 ORDINARY SHARES HELD

The Board of Directors of John Keells Holdings PLC ("**JKH**" or the **"Company"**) resolved on 24 September 2008 to repurchase up to a maximum of 25,500,000 of its Ordinary Shares, amounting to 4% of the total number of issued shares of the Company.

The Board of Directors of JKH is of the view that the share price as currently prevailing presents an opportunity for the Company to repurchase its shares.

The price at which the shares will be repurchased has been set at Rs 90/- (Rupees Ninety) per share. The shareholders will be entitled to sell back to the Company 1 share for every 25 shares held. Under the repurchase scheme, the total shares to be repurchased will not exceed 25.5 million (25,500,000) shares.

Shareholders will be able to request for the repurchase of additional shares over and above their entitlement, which may be possible due to some shareholders not accepting their offer to repurchase in full. In the event the total number of such additional shares exceeds the maximum number of shares that the Company is willing to repurchase, the number of additional shares shall be reduced pro rata based on the percentage shareholding of the applicants as at the entitlement date of this Offer.

The Directors of the Company collectively and individually have resolved that

(a) the acquisition is in the interests of the Company
(b) the terms of the Offer and the consideration to be paid for the shares is in the opinion of the Company's Auditors a fair value; and
(c) the Board is not aware of any information that has not been disclosed to shareholders which is material to an assessment of the value of the shares and as a result of which the terms of the offer and the consideration offered for the shares are unfair to shareholders accepting the Offer.

Directors of JKH who are shareholders will not be accepting the Offer.

The Offer to repurchase will be applicable to all shareholders listed in the shareholder ledger and the CDS as at the end of trading on 10 October 2008 ("entitlement date") on a pro rata basis of 1 share repurchased for every 25 shares held. Shareholdings of fractions of twenty five shares will be ignored.

The terms and conditions of the offer to repurchase Ordinary Shares are as follows:

Price at which the shares will be repurchased	: Rs 90/-
Maximum number of shares to be repurchased	: 25,500,000
Date Offer Opens	: 4 November 2008
Date Offer Closes	: 18 November 2008

Acceptance

If Shares are held in scrip form:
Shareholders who wish to accept all or part of the Offer are required to fill in the Form A: Form of Acceptance attached herewith and return to S S P Corporate Services (Pvt) Ltd, 101 Inner Flower Road, Colombo 3, Tel: 2573894 / 2576871 **no later than 4.00pm on 18 November 2008 along with the original share certificate(s)**. Any excess shares over and above the number accepted shall be returned in scrip form within 12 market days of the Close of the Offer.

If the shares are deposited in the CDS:
Shareholders are required to fill in Form A, including Section C and forward the same **through their stockbroker or custodian bank** to reach the CDS no later than 4.00pm on 18 November 2008.

If a shareholder holds shares in multiple CDS accounts, he must indicate on the Form of Acceptance, the account from which the shares should be repurchased. In the event one CDS account does not hold the entire quantity accepted, he must use a separate Form of Acceptance and Letter of Authorisation to CDS for each account from which he wishes to accept the Offer. The use of photocopies of the Form A is permitted for this purpose.

Once a shareholder submits his Form of Acceptance he will not be entitled to withdraw such acceptance under any circumstances.

Repurchase of additional shares

If Shares are held in scrip form:
Shareholders who wish to apply for additional shares to be repurchased, are required to fill in the Form B: Application for Repurchase of Additional Shares and return to S S P Corporate Services (Pvt) Ltd, 101 Inner Flower Road, Colombo 3, Tel: 2573894 / 2576871 **no later than 4.00pm on 18 November 2008 along with the original share certificate(s).** Any excess shares over and above the additional number repurchased shall be returned in scrip form within 12 market days of the Close of the Offer.

If the shares are deposited in the CDS:
Shareholders are required to fill in Form B including Section C and forward the same **through their stockbroker or custodian bank** to reach the CDS no later than 4.00pm on 18 November 2008.

If a shareholder holds shares in multiple CDS accounts, he must indicate on the Form B the account from which the shares should be repurchased. In the event one CDS account does not hold the entire quantity of additional shares for which the Offer is accepted, he must use a separate Form B for each account from which he wishes to accept the Offer. The use of photocopies of Form B is permitted for this purpose.

Once a shareholder submits his Form of Acceptance for Additional Shares he will not be entitled to withdraw such acceptance under any circumstances.

Purchase consideration

Payments in respect of the acceptances will be paid by cheque or Banker's draft or Cashier's Order in favour of the Principal/ Sole Shareholder as stated in Forms A and/or B. Payment will be posted within 10 market days of the Close of the Offer.

Shareholders will be entitled to interest at the rate of the prevailing Average Weighted Prime Lending Rate (AWPLR) plus 5% on payments not dispatched by post within 10 market days of the Close of the Offer.

Trading of shares during the Offer Period

During the offer period, shareholders accepting the Offer will NOT be permitted to trade in the number of shares for which they have accepted the Offer, including the number of additional shares applied for.

The number of shares for which the Offer has been accepted (as per Form A: Form of Acceptance) will be held in an account titled '**JKH Share Repurchase Acceptance Account**' at the CDS.

The number of additional shares for which the Offer has been accepted (as per Form B: Form of Acceptance for Additional Shares) will be held in an account titled '**JKH Share Repurchase Additional Shares Account**' at the CDS. After the Offer closes, in the event the total number of Additional Shares applied for exceeds the maximum number of shares offered for repurchase by the Company, the balance shares will be credited back to the shareholder's CDS account within 10 market days after the Offer closes. Where a shareholder has applied for Additional Shares from several CDS accounts, the Company will repurchase the shares from one or more CDS accounts at its discretion.

The repurchased shares will then be cancelled upon obtaining the approval of the Securities and Exchange Commission of Sri Lanka.

By Order of the Board
JOHN KEELLS HOLDINGS PLC

Secretaries
KEELLS CONSULTANTS LIMITED
28 October 2008

Instructions for completing Forms A and B.

1. All shareholders of JKH who wish to accept the Offer made by JKH must complete and return the Form of Acceptance (Form A).

   Shareholders who wish to accept the Offer by JKH for the repurchase of an additional amount of shares must complete and return Form of Acceptance for Additional Shares (Form B).

   Form A and if applicable Form B must be returned by hand delivery or mailed as indicated under Section 4 below .

2. The acceptance documents and other related documents should be received by the Registrars or the CDS on or before 4.00 pm (Sri Lanka time) on 18 November 2008.

3. In all communications regarding the Offer, the top left-hand corner of the envelope should be marked "Offer for JKH Shares".

4. **Acceptance**

   (a) Indicate the number of shares for which the Offer is accepted in the appropriate space provided and fill in the date.

   (b) If the shares are held in scrip form, tick the appropriate box. Please forward the completed Form A and if applicable Form B together with the original share certificate(s) to the Registrar to the Offer at the following address :

   S S P Corporate Services (Pvt) Ltd
   101 Inner Flower Road
   Colombo 3
   Tel: 2573894 / 2576871

   " No acknowledgements will be provided by the Registrars to the Offer unless requested for in writing along with copies of the relevant original Form(s) and the share certificate(s)."

   (c) If shares are held with the CDS, tick the appropriate box and indicate the CDS Account Number in the boxes provided. Also, complete the "Letter of Authorisation to CDS" (Section C) and forward Form A and if applicable Form B in its entirety **TO YOUR STOCKBROKER(S) OR CUSTODIAN BANK(S)** to be forwarded to the CDS.

   (d) If a shareholder holds shares in multiple CDS accounts, he must indicate on the Forms A and/or B, the account from which the shares should be repurchased. In the event one CDS account does not hold the entire quantity accepted, he must use a separate Form A and/or B for each account from which he wishes to accept the offer. Photocopies of the Form A and B are permitted for this purpose.

   (e) The acceptance of the Offer by JKH Shareholders whose shares are held with the CDS, who fail to submit Form A and if applicable Form B, to the respective stockbroker or custodian bank, will be rejected.

   (f) If JKH Shares are held in scrip form and as well as in CDS account(s), complete separate relevant forms for each such holding. Photocopies of the forms are accepted for this purpose.

   (g) Place your signature in the area specified as "Signature of Principal Shareholder" to signify your acceptance of the Offer.

(h) If multiple names appear in **Section B** as Shareholders, then all Shareholders should place their signatures in the area specified.

(i) If the shareholder is an incorporated entity, the signatures (two Directors or one Director and Company Secretary or as the Articles specify) should be accompanied by the Company Seal (if required) placed in the specified area in accordance with the Articles of Association of such entity.

(j) If a person holding a Power of Attorney is signing on behalf of a shareholder(s), please attach a copy of the Power of Attorney, duly certified by a Notary Public to Form A and if applicable Form B. The Power of Attorney should be registered with the Company Secretary of JKH. **Please do not forward the original Power of Attorney.**

(k) A witness should fill in the required details (Full Name, Address and National Identity Card No) and place his/her full signature in the area specified.

(l) Shareholder information must be filled in Section B with the details entered being the same as that appearing in the share certificate or as applicable to the relevant CDS account.

Information for Non-Resident Shareholders

All references to 'you' in this Section of "Annexure I" are to Non-Resident Shareholders

1. **Responsibility of a Non-Resident Shareholder**

(a) The making of the Offer to you may be affected by the laws of the relevant jurisdiction of your residence. You should keep yourself informed about and observe any applicable legal requirements in your relevant jurisdiction.

(b) You may not treat the Offer Circular, Form A and Form B as an invitation or offer to sell your securities or participate in the Offer in any jurisdiction other than Sri Lanka.

(c) If you wish to accept the Offer, you are solely responsible to satisfy yourself as to the full observance of the laws of your relevant jurisdiction and in Sri Lanka. You are also responsible for obtaining any governmental or other consents which may be required, and complying with the necessary formalities and legal and regulatory requirements.

(d) You will be responsible for the payment of any transfer fees or taxes and other requisite payments due in such jurisdiction and JKH shall be entitled to be fully indemnified and held harmless by you for any transfer fees or taxes or other payments which you may be required to pay.

(e) You should consult your professional advisors in the relevant jurisdiction on compliance with legal and other applicable requirements. In accepting the Offer, you represent and warrant to JKH the following:

(1) that you are in full observance of the laws of your relevant jurisdiction

(2) that you are in full compliance with all necessary formalities and legal requirements and

(3) that you would not cause JKH to be in breach of the laws of your relevant jurisdiction.

2. **Treatment of the Offer and Form A and Form B in relation to a Non-Resident Shareholder**

(f) You (including without limitation your custodians, nominees and trustees) must not, in connection with the Offer, distribute or send the Offer, Form A and Form B into any jurisdiction where it would or might be in contravention of local laws or regulations. If you or your agent or nominee receives the Offer, Form A and Form B in such jurisdiction, the Offer may be deemed invalid and may not be accepted.

(g) Your acceptance may be invalid and disregarded unless you have fully complied with the laws of your relevant jurisdiction. If you forward the Offer, Form A and Form B into any jurisdiction where it would or might be in contravention of local laws or regulations, whether because of a contractual or legal obligation or otherwise, you must inform the recipient of the contents of this Annexure I. JKH reserves the right to reject a purported acceptance of the Offer from any Non-Resident Shareholder in any such jurisdiction.

3. **Obtaining copies of the Offer and acceptance forms**

Non-Resident Shareholders may obtain copies of the Offer, the relevant acceptance forms and any related documents during the normal course of business hours, from the date of the Offer (4 November 2008) up to the Closing Date (18 November 2008). Alternatively a Non-Resident Shareholder may write to his Stockbroker or Custodian Bank to request for the Offer, relevant acceptance forms and any related documents by ordinary post at the Non-Resident Shareholder's own risk.

4. **JKH reservation of right over acceptance by a Non-Resident Shareholder**

JKH reserves the right, in its absolute discretion, to treat any acceptance as invalid if it believes such acceptance may violate applicable legal or regulatory requirements. However, JKH reserves the right to permit your acceptance of the Offer in circumstances where JKH is satisfied that your acceptance will not constitute a breach of any securities or other relevant legislation or impose any obligations on JKH not contemplated by the Offer.

END